SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                               .]

     POSCO is furnishing under cover of Form 6-K :

Changes in Affiliates (Addition)
SIGNATURES

     Exhibit 99.1 : An English-language translation of documents with respect to CHANGES IN AFFILIATES (ADDITION).

EXHIBIT 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
        — Company Name: POSCO Vietnam Hochiminh Processing Center Co., Ltd (POS-VHPC)
        — Total Asset (KRW): 8,193,446,400
        — Total Equity (KRW): 8,193,446,400
        — Total Liabilities (KRW): —
        — Total Capital (KRW): 8,193,446,400
        — Purpose of the company: to engage in processing and sales of steel products
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 76
5. Date of Addition: June 25, 2007
6. Others
        — The above amount is applied with the exchange rate on June 25, 2007 (W/U$: 927.70).
        — POSCO invested 100% of the total shares.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)
Date June 25, 2007	By	/s/ Lee, Dong-Hee
(Signature)*
*Print the name and title under the signature of the signing officer.		Name: Title:	Lee, Dong-Hee Senior Executive Vice President